Exhibit 23.4
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
     The firm of Miller and Lents, Ltd. hereby consents to the use of its name, and to the reference to its report dated January 19, 2009 regarding Encore Acquisition Company’s Reserves and Future Net Revenues as of December 31, 2008, in Denbury Resources Inc.’s Registration Statement filed on Form S-3 with the United States Securities and Exchange Commission.
     The Registration Statement contains references to certain reports prepared by Miller and Lents, Ltd. for the exclusive use of Encore Acquisition Company. The analysis, conclusions, and methods contained in the reports are based upon information that was in existence at the time the reports were rendered and Miller and Lents, Ltd. has not updated and undertakes no duty to update anything contained in the reports. While the reports may be used as a descriptive resource, investors are advised that Miller and Lents, Ltd. has not verified information provided by others except as specifically noted in the reports, and Miller and Lents, Ltd. makes no representation or warranty as to the accuracy of such information. Moreover, the conclusions contained in such reports are based on assumptions that Miller and Lents, Ltd. believed were reasonable at the time of their preparation and that are described in such reports in reasonable detail. However, there are a wide range on uncertainties and risks that are outside of the control of Miller and Lents, Ltd. which may impact these assumptions, including but not limited to unforeseen market changes, actions of governments or individuals, natural events, economic changes, and changes of laws and regulations or interpretation of laws and regulations.

MILLER AND LENTS, LTD. Texas Registered Engineering Firm No. F-1442
By:	/s/ Carl D. Richard
Carl D. Richard, p.e.
Senior Vice President

Houston, Texas
February 1, 2010